PROSPECTUS SUPPLEMENT	Filed Pursuant to Rule 424(b)(3)
Dated February 22, 2008	Registration No. 333-146619

PROSPECTUS SUPPLEMENT
DATED February 12, 2008
TO PROSPECTUS DATED
October 24, 2007 OF

AURIGA LABORATORIES, INC.

20,827,244 SHARES
COMMON STOCK

This prospectus supplement includes information reported by Auriga Laboratories, Inc. (“Auriga” or the “Company”) on Reports on Form 8-K previously filed with the Securities and Exchange Commission as well as certain other information. This prospectus supplement, together with the prospectus listed above, is to be used by certain holders of the above-referenced securities or by their transferees, pledgees, donees or their successors in connection with the offer and sale of the above referenced securities. This prospectus supplement should be read in conjunction with the prospectus dated October 24, 2007, as amended and supplemented, which is to be delivered with this prospectus supplement. All capitalized terms used but not defined in the prospectus supplement shall have the meanings given them in the prospectus.

The following information is added to the prospectus listed above:

Registration of 24,577,500 Shares of Common Stock

Auriga filed a registration statement with the Securities and Exchange Commission (“SEC”), which was declared effective by the SEC on February 11,2008 whereby the Company registered up to 15,000,000 shares of its common stock for resale (“Shares”) issuable to Dutchess Private Equities Fund, Ltd. (“Dutchess”) and 9,577,500 shares of common stock for sale by our existing shareholders (together with Dutchess, the "Selling Stockholders").  This offering will terminate when all 24,577,500 shares are sold or the date which is five years after the issuance of the last share of common stock, unless we terminate it earlier.

The Shares may be sold by the Selling Stockholders from time to time in the over-the-counter market or other national securities exchange or automated interdealer quotation systems on which our common stock is then listed or quoted, through negotiated transactions or otherwise at market prices prevailing at the time of sale or at negotiated prices.

 Agreement with Dutchess Private Equities Fund, Ltd.

On December 17, 2007, we entered into an Investment Agreement (the “Investment Agreement”) with Dutchess Private Equities Fund, Ltd. (“Dutchess”).  Pursuant to this Investment Agreement, Dutchess is irrevocably bound to purchase up to $2,500,000 of our common stock over the course of thirty-six (36) months (the “Equity Line of Credit; or “Equity Line”). The amount that we shall be entitled to request from each purchase (“Puts”) shall be equal to, at our election, either (i) up to $250,000, or (ii) 200% of the average daily volume (U.S. market only) of the common stock for the ten (10) trading days prior to the applicable Put notice date, multiplied by the average of the three (3) daily closing bid prices immediately preceding that Put Date.

The “Put Date” shall be the date that Dutchess receives a put notice of a draw down by us. The purchase price shall be set at ninety-three percent (93%) of the lowest bid price of the common stock during the Pricing Period.  The “Pricing Period” shall be the five (5) consecutive trading days immediately after the Put notice date.  There are put restrictions applied on days between the Put date and the closing date, which would be seven (7) days following the Put notice, with respect to that particular Put.  During this time, we shall not be entitled to deliver another Put notice.  Although cash received from each Put will increase our liquidity, the sale of our common stock to Dutchess in accordance with the Investment Agreement may have a dilutive impact on our shareholders.  As a result, our net income per share could decrease in future periods and the market price of our common stock could decline.

In connection with the Investment Agreement, we entered into a Registration Rights Agreement with the Investor (the “Registration Agreement”).  Pursuant to the Registration Agreement, we registered 15,000,000 shares of our common stock with the SEC covering the shares of common stock underlying the Investment Agreement.

Relocation of Our Corporate Headquarters

On January 18, 2008 we moved our executive offices to premises located at 5284 Adolfo Road, Camarillo, California 93012.  Pursuant to a lease entered into on December 14, 2007, the approximately 19,496 square feet of office and warehouse space is leased at a base monthly rent of approximately $22,000, subject to annual increases of 3% through February 2011.  We anticipate subleasing our prior offices in Los Angeles, California.  Our administrative and sales and marketing facilities remain at 5555 Triangle Parkway, Norcross, Georgia.

Change of Accountants

On January 21, 2008, the Company appointed PMB+HelinDonovan (the "New Accountants") as the registered independent accounting firm to audit the financial statements of the Company for the year ending December 31, 2007. Concurrent with the appointment of the New Accountants, Williams & Webster, P.S. (“W & W”) were dismissed as the Company's registered independent accounting firm. The Board of Directors approved this decision on January 21, 2008.

Management Changes

On January 23, 2008, the Board of Directors of the Company (hereinafter, the “Board”) accepted the resignation of Philip Pesin as Chairman of the Board and Chief Executive Officer and appointed Frank Greico to the position of Chief Executive Officer of the Company in addition to his role as Chief Financial Officer

The Board, also appointed Sharyn Alcaraz to the position of Corporate Secretary of the Company in addition to her role as General counsel.  Ms. Alcaraz has practiced law for fourteen years.  Prior to joining the Company, Ms. Alcaraz has served as North American Regional Counsel/General Counsel and Corporate Secretary for Oberthur Card Systems of America, Inc., and as Vice President, General Counsel and Corporate Secretary for Alta Healthcare System, LLC.

By virtue of its authority under the Bylaws of the Company, the Board elected Elliot Maza to the office of Chairman of the Board, and Frank Greico as Director of the Board.

 Entry Into Material Agreements

1.  On January 31, 2008, the Company entered into  two (2) convertible promissory notes,  (“Convertible Note A” and ”Convertible Note B”), and one (1) collateralized promissory note (“Secured and Collateralized Promissory Note C”)with JMJ Financial.  The terms of the Convertible Notes A and B and Secured and Collateralized Promissory Note C are as follows:

(a)  Convertible Note A, in the principal amount of $240,000, has a maturity date of January 15, 2011, with a one time interest charge of 12%, with principal and interest due on the maturity date of the note.  Both interest and principal amounts can be converted into voting common stock of the Company at sixty percent (60%) of the average of the three (3) lowest closing bid prices of the Company’s common stock in the twenty (20) trading days prior to the conversion.  Upon prepayment, a prepayment penalty of 130% of the outstanding principal and interest of the note will be charged.  The note is issued by the Company to JMJ Financial.

(b)  Convertible Note B, in the principal amount of $1,800,000, has a maturity date of January 15, 2011, with a one-time interest charge of 12% with principal and interest due on the maturity date of the note.  Both interest and principal amounts can be converted into voting common stock  of the Company at sixty-five percent (65%) of the average of the three (3) lowest closing bid prices of the Company’s common stock in the twenty (20) trading days prior to the conversion.  Upon prepayment, a prepayment penalty of 130% of the outstanding principal and interest of the note will be charged.  The note is issued by the Company to JMJ Financial.

(C)  Secured and Collateralized Promissory Note C, in the principal amount of $1,800,000 has a maturity date of January 15, 2012, and one time interest charge of 12% with both principal and interest due on the maturity date of the note.  This note is a full recourse note with provisions for foreclosure rights on the collateral as defined in the Collateral & Security Agreement, attached as an exhibit to this note.  This note is issued by JMJ Financial to the Company.

2.  On February 13, 2008, the Company issued to Prospector Capital Partners, LLC, a Delaware limited liability company (“Lender”) a Senior Secured Promissory Note (the “Note”) in the principal amount of $750,000.  The Note is due and payable on January 31, 2009.  The Note bears no interest. To secure the Note, the Lender has been granted a first priority interest in all of the assets of the Company pursuant to the terms and conditions of a Security Agreement dated February 13, 2008. The Note allows for prepayment at any time to remove the security interest.  The Lender has agreed to subordinate its security interests in the event the Company enters into a receivables line of credit of up to $1.5M or a term loan of up to $1.0M.

As consideration for the Note, the Company entered into a Royalty Participation Agreement (the “Royalty Agreement”) with Lender.
Under the Royalty Agreement, the Company has agreed to make royalty payments to Lender of 7.5% of “net sales,” as defined in the Royalty Agreement, on two products:  (1) a dextroamphetamine sulfate oral solution subject of that certain License Agreement between Outlook Pharmaceuticals, Inc. and the Company, dated November 28, 2007, and (2) an acetaminophen/codeine product subject of that certain Manufacturing and Supply Agreement between Mikart, Inc. and the Company, dated October 29, 2007.  The Company is obligated to make such royalty payments to Lender until aggregate royalty payments equal $6,000,000.

As additional consideration for the Note, the Company issued to Lender a 30-month warrant to acquire up to 500,000 shares of the Company’s common stock at an exercise price of $0.039 per share.